FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated March 1, 2007

Commission File Number 1-15148

PERDIGÃO S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

760 Av. Escola Politecnica

Jaguare 05350-000 Sao Paulo, Brazil

(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 1, 2007

PERDIGÃO S.A.

		By:	/s/ Wang Wei Chang
			Name:	Wang Wei Chang
			Title:	Director/Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Management Report, 4th Quarter and 2006

99.2	DFP, December 31, 2006

99.3	Financial Statements, year ended December 31, 2006 and 2005 with Report of Independent Public Accountants

99.4	Summary of the Minutes of the 1st 2007 Ordinary Meeting of the Board of Directors

99.5	Proposal from the Board of Directors

99.6	Call Notice for Annual Ordinary and Extraordinary General Shareholders’ Meeting

99.7	Release, February 26, 2007